EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Three Months	Years Ended December 31,
	Ended March 31, 2015	2014	2013	2012	2011	2010
(dollars in millions)
Earnings from operations before taxes	$184.6	$445.8	$1,213.4	$732.4	$510.8	$717.7
Add (Deduct):
Fixed charges	13.3	52.9	52.4	46.1	42.7	18.4
Undistributed earnings of equity investments	0.7	0.3	(1.0)	(9.6)	(3.8)	(3.6)

Earnings available for fixed charges	$198.6	$499.0	$1,264.8	$768.9	$549.7	$732.5

Fixed charges:
Interest, including amounts capitalized(1)	$11.3	$44.8	$45.0	$39.6	$36.4	$12.7
Proportion of rent expense deemed to represent interest factor	2.0	8.1	7.4	6.5	6.3	5.7

Fixed charges	$13.3	$52.9	$52.4	$46.1	$42.7	$18.4

Ratio of earnings to fixed charges	14.93	9.43	24.14	16.68	12.87	39.81

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.